EXECUTION VERSION

EQUITY COMMITMENT AGREEMENT

This Equity Commitment Agreement (this "Agreement") dated April 25, 2014 by and among Giant Group Holdings Limited, an exempted company with limited liability incorporated and existing under the Laws of the Cayman Islands ("Holdco"), CDH Wealth Management Company Limited, an exempted company with limited liability incorporated and existing under the Laws of the Cayman Islands (the "New Sponsor"), Baring Asia Private Equity Fund V, L.P., a limited partnership organized and existing under the Laws of the Cayman Islands ("Baring LP"), Hony Capital Fund V, L.P., a limited partnership organized and existing under the Laws of the Cayman Islands ("Hony LP" and, together with Baring LP, the "Other Sponsors") and Union Sky Holding Group Limited, a business company with limited liability incorporated and existing under the laws of the British Virgin Islands ("Union Sky" and, together with the Other Sponsors, the "Other Investors").

RECITALS

WHEREAS, Giant Interactive Group Inc. (the "Company"), Giant Investment Limited, a direct wholly-owned Subsidiary of Holdco ("Parent"), and Giant Merger Limited, a direct wholly-owned Subsidiary of Parent ("Merger Sub") entered into that certain Agreement and Plan of Merger, dated as of March 17, 2014 (as amended, restated, supplemented or otherwise modified from time to time, the "Merger Agreement"), pursuant to which Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving the Merger as a direct wholly-owned Subsidiary of Parent.

WHEREAS, the New Sponsor desires to cause a fund to be managed by the New Sponsor (the "Sponsor Fund") to make, directly or indirectly, certain equity investments in Holdco in an aggregate amount of US$300,000,000 (the "Sponsor Capacity Commitment") on the terms and conditions as set forth herein and Holdco intends to accept and the other parties hereto intend to cause Holdco to accept such investment.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenant set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.            Equity Commitment and Other Covenants.

(a)          Subject to the consent (the "Bank Approval") of the financial institutions providing the Debt Financing (the "Banks") and the other terms and conditions set forth herein, the New Sponsor shall, at or immediately prior to the Closing, cause the Sponsor Fund to purchase, directly or indirectly, equity interests of Holdco on the same terms and conditions as the Other Investors and pay, or cause to be paid, to Holdco in immediately available funds an aggregate cash purchase price equal to US$150,000,000 (such amount, the "Equity Commitment"), which will be (i) contributed by Holdco to Parent and (ii) used by Parent solely for the purpose of funding, to the extent necessary to fund, such portion of the Merger Consideration required to be paid by Parent to consummate the Merger pursuant to and in accordance with the Merger Agreement, together with related fees and expenses, and Holdco shall issue (and the Other Investors shall cause Holdco to issue) such equity interests to the Sponsor Fund or its designated subsidiary as would be required to give the Sponsor Fund a percentage interest in Holdco equal to the Sponsor Fund's pro rata contribution to the capital of Holdco as of immediately after the Closing.

(b)          The New Sponsor may effect the funding of the Equity Commitment directly through a wholly-owned subsidiary of the Sponsor Fund.

(c)          The New Sponsor shall, as soon as practicable following the date hereof, and in any event within 15 days of the date hereof, deliver to Weil, Gotshal & Manges LLP ("WGM") and Wilson Sonsini Goodrich & Rosati P.C. (“WSGR”), counsel to the buyer consortium for the Debt Financing, relevant documents providing reasonable evidence of the commitments by the investors in the Sponsor Fund to fund the Equity Commitment (subject to the terms and conditions set forth herein), which documents shall, if necessary, be provided to the Banks in connection with seeking the Bank Approval.

(d)          Subject to receipt of (i) a written notice from the Special Committee of the Board of Directors of the Company (the "Special Committee") by May 12, 2014 granting its consent to the Equity Commitment and confirming that the Company will enter into those agreements contemplated by Section 1(e) hereof to which the Company will be party (the “Special Committee Consent”), and (ii) the Bank Approval (including in the form of approving a revised form of Facility Agreement (as defined in the Debt Commitment Letter) adding the New Sponsor as an Equity Investor (as such term is defined under the Facility Agreement)) by May 20, 2014, in each case of clauses (i) and (ii), subject only to the condition subsequent that on or prior to May 30, 2014, the New Sponsor shall deliver, or cause the Sponsor Fund to deliver, to WGM and WSGR, copies of bank statements or alternatively, other written evidence, in form and substance reasonably satisfactory to the Other Investors, providing reasonable evidence that the aggregate amount in United States dollars standing to the credit of the Sponsor Fund is not less than US$150,000,000 (the “Written Evidence”), the New Sponsor shall deliver, or cause the Sponsor Fund to deliver, to WGM and WSGR the Written Evidence on or prior to May 30, 2014.

(e)          Upon the receipt by the parties hereto of the Special Committee Consent and the Bank Approval and the receipt by WGM and WSGR of the Written Evidence, whichever is later:

(i)          the New Sponsor shall cause the Sponsor Fund to execute and deliver (A) an equity commitment letter (the "Sponsor Fund Equity Commitment Letter") in substantially the same form as the equity commitment letter entered by each of the Other Sponsors on March 17, 2014 (each, an "Other Sponsor Equity Commitment Letter"), providing for an equity commitment in an amount equal to the Equity Commitment, which shall replace the Equity Commitment in this Agreement, (B) a limited guarantee (the "Sponsor Fund Limited Guarantee") in substantially the same form as the limited guarantees executed by the Other Investors in favor of the Company on March 17, 2014 (each, a "Limited Guarantee"), providing that the Sponsor Fund will be responsible for a portion of the obligations described therein (pro rata with the Other Investors based on their expected ownership in Holdco as of immediately after the Closing), (C) an adherence agreement in order to become a party to that certain Interim Investors Agreement, dated as of March 17, 2014 (as amended, restated, supplemented or otherwise modified from time to time, the "Interim Investors Agreement"), by and among Mr. Yuzhu Shi ("Mr. Shi"), Vogel Holding Group Limited ("Vogel"), Union Sky, Baring SPV, and Rich Noble Enterprises Limited ("Hony SPV"), as amended pursuant to Section 1(e)(iii)(C) and Section 2(d), and (D) an adherence agreement in order to become a party to that certain Consortium Agreement, dated as of November 25, 2013 (as amended, restated, supplemented or otherwise modified from time to time, the "Consortium Agreement"), by and among Mr. Shi, Vogel, Union Sky and Baring SPV, to which Hony SPV joined as a party on January 12, 2014;

(ii)         (A) Baring LP shall reduce its funding pursuant to the equity commitment contemplated by its Other Sponsor Equity Commitment Letter by US$100,000,000 (the "Amended Baring Equity Commitment") and (B) Hony LP shall reduce its funding pursuant to the equity commitment contemplated by its Other Sponsor Equity Commitment Letter by US$50,000,000 (the "Amended Hony Equity Commitment"); and

(iii)        (A) the parties hereto that are party to each Other Sponsor Equity Commitment Letter shall execute and deliver an amended equity commitment letter to provide for the Amended Baring Equity Commitment and the Amended Hony Equity Commitment, as applicable, (B) the parties hereto that are party to each Limited Guarantee shall execute and deliver an amended limited guarantee to reduce the Guaranteed Percentage (as defined in such Limited Guarantee) pro rata with the Other Investors based on their expected ownership in Holdco as of immediately after the Closing, and (C) the parties hereto shall cause the Interim Investors Agreement to be amended and restated to (w) reflect the Equity Commitment, the Amended Baring Equity Commitment and the Amended Hony Equity Commitment, (x) provide that the Sponsor Fund and Other Investors shall share the fees, expenses and disbursements incurred in connection with the Merger in accordance with Section 1.6 of the Interim Investors Agreement as if the Investor Equity Commitment (as defined in the Interim Investors Agreement) of the Sponsor Fund equals the Equity Commitment, (y) include the reasonable fees, expenses and disbursements up to US$150,000 payable to Kirkland & Ellis by the New Sponsor in the Approved Legal Fees (as defined in the Interim Investors Agreement) and (z) provide the Sponsor Fund with substantially similar shareholder, governance and other rights as the Other Sponsors (including the Sponsor Fund’s right to designate one director to the board of directors of Holdco).

(f)          The New Sponsor shall promptly provide, and shall cause the Sponsor Fund to promptly provide, all information reasonably requested by each Bank in connection with such Bank's client identification and "know your customer" procedures.

(g)          The New Sponsor shall ensure the funds at the Sponsor Fund’s disposal is at all times between the date of the Written Evidence and the Closing maintained at a level sufficient for the Sponsor Fund to pay the Equity Commitment under Section 1(a) and the Sponsor Fund Equity Commitment Letter; provided that the Sponsor Fund may invest such amount in short term or other investment products as reasonably determined by the New Sponsor.

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(h)          Subject to receipt of the Special Committee Consent and Bank Approval, the New Sponsor shall deliver, or cause the Sponsor Fund to deliver, one Business Days prior to the Closing Date, to WGM and WSGR, copies of bank statements or alternatively, other written evidence, in form and substance reasonably satisfactory to the Other Investors, providing reasonable evidence that the aggregate amount in United States dollars standing to the credit of the Sponsor Fund is not less than US$300,000,000 (taking into consideration of the amount of the Equity Commitment previously funded pursuant to Section 1(d)).

2.            Post-Closing Investment

(a)          Within one Business Day after the Closing Date, Union Sky shall sell and transfer to the Sponsor Fund or a wholly-owned subsidiary of the Sponsor Fund, and the New Sponsor shall cause the Sponsor Fund or a wholly-owned subsidiary of the Sponsor Fund to purchase from Union Sky, 4,166,667 ordinary shares of Holdco at a per share price equal to the Per Share Merger Consideration, which represents an aggregate purchase price of US$50,000,000 (the “Post-Closing Union Sky Transfer”).

(b)          Within one Business Day after the Closing Date, Holdco shall issue and allocate 8,333,333 ordinary shares of Holdco to the Sponsor Fund or a wholly owned subsidiary of the Sponsor Fund at a per share price equal to the Per Share Merger Consideration, which represents an aggregate purchase price of US$100,000,000 (the "Post-Closing New Issuance"), provided however that the proceeds from such Post-Closing New Issuance shall be used solely for acquisitions of third party companies, assets or businesses by Holdco or any of its wholly-owned subsidiaries unless all parties hereto agree otherwise. All Other Investors shall cause Holdco to comply with and perform its obligations under the immediately preceding sentence.

(c)          The New Sponsor shall cause the Sponsor Fund or a wholly-owned subsidiary of the Sponsor Fund to (i) enter into a customary subscription agreement with Holdco for the Post-Closing New Issuance (the "Post-Closing Subscription Agreement"), and (ii) complete the Post-Closing New Issuance in accordance with the terms thereof.

(d)          The parties hereto agree and acknowledge that the Post-Closing Union Sky Transfer shall not be subject to any co-sale right or right of first refusal of other shareholders of Holdco (the "Transfer Restriction Carve-out") and the parties hererto shall cause that certain Shareholders Agreement Term Sheet attached to the Interim Investors Agreement as Exhibit B thereto to be amended and restated to reflect the Transfer Restriction Carve-out in connection with the amendment of the Interim Investors Agreement contemplated by Section 1(e)(iii)(C).

(e)          Holdco and Union Sky shall use their reasonable best efforts to obtain any waiver, consent or approval from any Person required in connection with the sale, transfer or issuance of ordinary shares of Holdco pursuant to Section 2 of this Agreement.

3.            Conditions. The Equity Commitment shall be subject to (a) the satisfaction in full (or waiver, if permissible), at or prior to the Closing of each of the conditions set forth in Section 7.01 and Section 7.02 of the Merger Agreement (other than any conditions that by their nature are to be satisfied at the Closing but subject to the prior or substantially concurrent satisfaction of such conditions), (b) the substantially contemporaneous consummation of the Closing, (c) the Debt Financing and/or the Alternative Financing (if applicable) having been funded or will be funded at the Closing in accordance with the terms thereof if the Equity Financing is funded at the Closing and (d) the substantially contemporaneous funding of the Amended Baring Equity Contribution and the Amended Hony Equity Contribution.

4.            Enforceability; Third-Party Beneficiary. This Agreement may only be enforced by (a) Holdco, (b) Union Sky, (c) Baring LP, (d) Hony LP or (e) the New Sponsor. None of Holdco's, Merger Sub's, Union Sky's, Baring LP's or Hony LP's creditors shall have the right to enforce this Agreement or to cause Holdco, Merger Sub, Union Sky, Baring LP or Hony LP to enforce this Agreement against the New Sponsor. Nothing in this Agreement, express or implied, is intended to confer upon any person other than Holdco, the New Sponsor, Union Sky, Baring LP, Hony LP and the New Sponsor any rights or remedies under or by reason of this Agreement.

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5.            No Modification; Entire Agreement. This Agreement may not be amended or otherwise modified without the prior written consent of Holdco, the New Sponsor, Union Sky, Baring LP, Hony LP. and the New Sponsor. This Agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between, the New Sponsor or any of its Affiliates, on the one hand, and Holdco, Union Sky, Baring LP, Hony LP or any of their respective Affiliates, on the other hand, with respect to the transactions contemplated hereby. Each of the parties acknowledges that each party and its respective counsel have reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

6.            Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of Law principles thereof.

7.            Dispute Resolution.

(a)          Any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre ("HKIAC") and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 7(a). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an "Arbitrator"). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(b)          Notwithstanding the foregoing, the parties hereto consent to and agree that in addition to any recourse to arbitration as set out in this Section 7, any party may, to the extent permitted under the Laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the Laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural Law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 7(b) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 7(a) in any way.

8.            Counterparts. This Agreement may be executed in any number of counterparts (including by e-mail of PDF or scanned versions or by facsimile), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.            Termination.

(a)          The Other Sponsors shall have the right to terminate this Agreement if the New Sponsor shall fail to comply with its obligations under Section 1(d) hereof on or prior to June 4, 2014.

(b)          (i) Sections 1(a) through 1(f) and Section 3 hereof will terminate automatically and immediately upon the earliest to occur of (A) the valid termination of the Merger Agreement in accordance with its terms, (B) the Closing, at which time the New Sponsor’s obligation to cause the Sponsor Fund to fund the Equity Commitment will be discharged but subject to the performance of such obligation and (C) the execution of the Sponsor Fund Equity Commitment Letter, the Sponsor Fund Limited Guarantee and the adherence agreements contemplated by Section 1(e) hereof by the parties thereto, and (ii) this Agreement (other than Sections 1(a) through 1(f) and Section 3 hereof) will terminate automatically and immediately upon the valid termination of the Merger Agreement in accordance with its terms or, if the Merger is consummated, upon the last to occur of (A) the execution of Post-Closing Subscription Agreement by the parties thereto, and (B) the completion of the Post-Closing Union Sky Transfer.

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10.          Representations and Warranties. Each party hereto (a "Warrantor") hereby represents and warrants to the other parties hereto that (a) such Warrantor has all limited partnership or corporate, as applicable, power and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement by such Warrantor has been duly and validly authorized and approved by all necessary limited partnership or corporate action by it, as applicable, (c) this Agreement has been duly and validly executed and delivered by such Warrantor and (assuming due execution and delivery of this Agreement by all parties hereto and thereto, as applicable) constitutes a valid and legally binding obligation of such Warrantor, enforceable against it in accordance with the terms of this Agreement (subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting creditors' rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law)), (d) no action, consent, permit, authorization by, and no notice to or filing with, any governmental entity is required in connection with the execution, delivery or performance of this Agreement by such Warrantor other than the Bank Approval and the Special Committee Consent and (e) the execution, delivery and performance of this Agreement by such Warrantor do not (x) violate the organizational documents of such Warrantor, (y) violate any applicable Law binding on such Warrantor or the assets of such Warrantor or (z) assuming the receipt of the Bank Approval and Special Committee Consent, conflict with any material agreement binding on such Warrantor. The New Sponsor hereby represents and warrants to the other parties hereto that the Sponsor Fund will be managed and controlled by the New Sponsor.

11.          No Assignment. The New Sponsor's obligations under this Agreement may not be assigned or delegated without the prior written consent of the Other Investors. Holdco, Union Sky, Baring LP and Hony LP may not assign their rights without the prior written consent of the New Sponsor (which shall be given or withheld solely in the discretion of the New Sponsor). Any transfer or assignment in violation of this Section 11 shall be null and void and of no force and effect.

12.          Definitions and Interpretation.

(a)          Capitalized terms used in this Agreement and not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement.

(b)          Headings are used for reference purposes only and do not affect the meaning or interpretation of this Agreement. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The word "including" and words of similar import when used in this Agreement will mean "including, without limitation," unless otherwise specified.

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IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement as of the date first written above.

CDH Wealth Management Company Limited
By:	/s/ Wei Ying
Name: Wei Ying
Title: Director

[signature page to equity commitment Agreement]

Giant Group Holdings Limited
By:	/s/ Yuzhu Shi
Name: Yuzhu Shi
Title: Director

[signature page to equity commitment Agreement]

Union Sky Holding Group Limited
By:	/s/ Yuzhu Shi
Name: Yuzhu Shi
Title: Director

[signature page to equity commitment Agreement]

The Baring Asia Private Equity Fund V, L.P.
By:	Baring Private Equity Asia GP V, L.P.
acting as its general partner
By:	Baring Private Equity Asia GP V Limited
acting as its general partner
By:	/s/ Christian Wang Yuen
Name: Christian Wang Yuen
Title: Director
By:	/s/ Ramesh Awatarsing
Name: Ramesh Awatarsing
Title: Director

[signature page to equity commitment Agreement]

Hony Capital Fund V, L.P.
Acting by its sole general partner
Hony Capital Fund V GP, L.P.
Acting by its sole general partner
Hony Capital Fund V GP Limited
By:	/s/ John Huan Zhao
Name: John Huan Zhao
Title: Authorized Signatory

[signature page to equity commitment Agreement]